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Catherine Fauver

Associate

catherine.fauver@dechert.com

+1 617 728 7190 Direct

+1 617 426 6567 Fax

December 18, 2025

VIA EDGAR

Christoper Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 700 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Antonio Fraone during a telephonic discussion on December 15, 2025 with respect to your review of Post-Effective Amendment No. 700 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 20, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of incorporating disclosure related to changes to the principal investment strategies of the Goldman Sachs Access Municipal Bond ETF (formerly, Goldman Sachs Community Municipal Bond ETF) (the “Fund”), a series of the Registrant, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses.

Prospectus

1.

Comment: With respect to the “Summary–Principal Risks of the Fund–ESG Standards Risk” disclosure, if the Fund intends to consider environmental, social and governance standards as part of its principal investment strategies, please include disclosure regarding such considerations in the Fund’s principal investment strategies. If not, please remove “ESG Standards Risk” as a principal risk.

Response: The Registrant has revised the disclosure to remove “ESG Standards Risk” from the “Summary—Principal Risks of the Fund” section of the Prospectus, as the Registrant does not anticipate such strategy to be part of the Fund’s investment strategy.

December [ ], 2025 Page 2

2.

Comment: The Fund’s underlying index, the ICE 1-17 Year AMT-Free US Municipal Securities Index, measures the performance of investment grade, U.S. dollar-denominated municipal securities. If the Fund plans to invest in non-investment grade fixed income securities as part of its principal strategy, please revise the principal strategy disclosure accordingly. If not, please remove “Non-Investment Grade Fixed Income Securities Risk” as a principal risk.

Response: The Registrant has revised the disclosure to remove “Non-Investment Grade Fixed Income Securities Risk” from the “Summary—Principal Risks of the Fund” section of the Prospectus, as the Registrant does not anticipate such investments to be a principal part of the Fund’s investment strategy.

3.	Comment: With respect to the “Summary—Principal Risks of the Fund” section, please consider removing “Seed Investor Risk” if it is no longer relevant to the Fund.

Response: The Registrant supplementally confirms that “Seed Investor Risk” is still a relevant risk to the Fund. Accordingly, no revisions have been made in response to this comment.

*  *  *  *  *  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Esther Lee, Goldman Sachs Asset Management, L.P.

Stephanie Capistron, Dechert LLP